

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 23, 2007

Mr. Peter Tiedemann
Chief Financial Officer
Olympus Pacific Minerals Inc.
Suite 500
10 King Street
East Toronto, Ontario, Canada   M5C 1C3

Re: Olympus Pacific Minerals Inc.
Amendment No. 2 to Registration Statement on Form 20-F
Filed on June 29, 2007
Annual Report on Form 20-F for the year ended December 31, 2006
Filed on July 13, 2007
File No. 0-52324

Dear Mr. Tiedemann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 2 and reissue it in part. Please change the date of the table in Section 1A to be at least as of June 7, 2007, the date of your most recent shareholders meeting at which your directors were re-elected. Please provide the number of options granted during the year ended December 31, 2006 on page 60 and update the information in Tables 8 and 9 on pages 61 and 62 and in Section 7A. Throughout the Form 20-F, update the discussions of your work in 2007

at your mining properties, the repayment of your loan with the Macquarie Bank, and the $25 million Canadian offering, as appropriate. For example, revise the risk factor regarding dilution to account for both the Canadian offering and the Bank's exercise of warrants, and note the status of the bank loan and Canadian financing in your liquidity section.

2. We note that you have a classified board, in that your directors have staggered terms of office of from one to three years. Please specifically state the term of office for each of your directors.

Information on the Company

History and Development of the Company, page 19

3. We note your response to our prior comment 9. Please state when you expect the Capcapco due diligence to be completed and drilling information to be validated. Also it appears that a portion of the proceeds from the $25 million Canadian offering will be used to fund the $200,000 due upon completion of the due diligence and drilling validation. If true, please so state.

4. You indicate on page 20 that, as a foreign-owned entity, you can only hold 40% of the equity in a project and "will have to identify a Philippine national corporation to hold the additional 20%." You then proceed to discuss Kadabra, a Philippine corporation, suggesting that this will be the entity to hold the additional *20%*. However, you then indicate that Kadabra "can only hold *40%* of the equity of an entity holding an MPSA." Please clarify the role of Kadabra.

Phuoc Son Gold Property

Property Description and Location, page 28

5. We note your response to our prior comment 10, and reissue it in part. Your revisions imply that Minco will not receive any profits until it actually pays its required contribution. However, it appears that Minco is deferring only until the project has earned profits that equal its required contribution, and that Minco will never actually pay its required contribution. If true, please revise your disclosure to so clarify.

Operating and Financial Review and Prospects

Results of Operations, page 47

6. We note your response to our prior comment 11 and reissue it in part. Please state whether you expect the trends in your expenses for your 2006 fiscal year and for the first quarter of 2007 to continue, and the reasons therefore.

Directors, Senior Management and Employees

Compensation

Termination Agreements for Directors and Senior Officers, page 56

7. We note your response to our prior comment 15. It does not appear that you included a discussion of the payments that will be made to Messrs. Seton and Tiedemann upon a change of control. Please advise or revise.

8. We note your response to our prior comment 16. Please file as exhibits the amendments to the employment agreements for to Messrs. Seton and Patterson.

Board Practices, page 60

9. We note your response to our prior comment 14. Please specify Mr. Seton' exact relationship with Zedex, including any direct or indirect beneficial ownership of shares of Zedex.

Major Shareholders and Related Party Transactions

Related Party Transactions, page 63

10. Please name the company that is controlled by Mr. Seton and to whom you pay legal fees. Describe the type of legal services provided. Finally, file as an exhibit a copy of the contract.

11. We note your response to our prior comment 21. Please clarify that Ivanhoe assigned Zedex these rights.

Additional Information

Annual and Special Meetings, page 71

12. We note your response to our previous comment 25. However, we note that you have a staggered Board of Directors and that your Board has adopted a Shareholder Rights Plan. Please add a brief reference to each of these matters.

Financial Statements

Note 18 – Differences from Generally Accepted Accounting Principles, page F-17

13. We have read your response to prior comment 26, concerning the impairment testing required under U.S. GAAP. You state that you "would not understand" that the

guidance in paragraph 8(e) of SFAS 144 would encompass a pre-production stage project which is not in operation and has no revenue or cash flow; also stating that the company "does not consider" there to have been any changes in circumstances or events that would indicate the related carrying amounts may not be recoverable.

Although you may not agree that impairment testing should be required when reporting a current-period operating or cash flow loss combined with a history of operating or cash flow losses, this is identified in paragraph 8(e) of SFAS 144 as an event that necessitates impairment testing of a long-lived asset or asset group. There is no scope exclusion for pre-production stage projects not in operation. The guidance in paragraphs 7, 20 and 21, and the related background discussion in paragraphs B31 and B33, clarify that the Standard encompasses assets not yet placed in service, while offering guidance on estimating future service potential, either for the asset alone or when it is part of an asset group that includes assets in use. The guidance in EITF 04-3 specifically addresses situations where impairment testing is applied to properties having value not represented by proven or probable reserves, typically pre-production stage properties.

Therefore, to support your accounting under U.S. GAAP, you should have in place documentation of your impairment testing as of each balance sheet date. Although you differentiate between an impairment assessment and calculation in your reply, the testing required for U.S. GAAP purposes must include estimates of future cash flows, as detailed in paragraphs 16 through 21 of SFAS 144, and paragraph 8 of EITF 04-3, compared to the carrying amounts. As for your reliance on technical reports and fairness opinions, while it may be possible for you to extract information from these reports for use in your impairment testing, since these were compiled for other purposes, your management would likely need to assume responsibility for estimating the future cash flows, including the assumptions for costs, prices, and the probabilities used to weight cash flows associated with alternative courses of action or outcomes, in compiling the documentation necessary to support your impairment testing conclusions under U.S. GAAP. While you may find that considering your market capitalization may provide some context for your impairment testing, the computation itself would not satisfy the provisions of paragraph 16 of SFAS 144, which states that estimates of future cash flows used to test recoverability "…shall include only the future cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset (asset group)."

Please advise us once you have completed all documentation of your impairment testing as of each balance sheet date, for all properties having costs capitalized under U.S. GAAP, such as Phuoc Son, and the Bong Mieu areas of Ho Gan, Ho Ray, and Nui Kem. Tell us the extent to which you have tested these property costs individually, or as asset groups; along with your justification, following the guidance in paragraph 10 of SFAS 144. Provide your proposed disclosure discussing your impairment testing methodologies, results and conclusions. If you fairly conclude that your capitalized mineral property costs under U.S. GAAP are recoverable at each balance sheet date since they were initially incurred, leading to the $6.1 million balance related to your Phuoc Son property and the $3.9 million balance related to your Bong Mieu property group (Ho Gan, Ho Ray and Nui Kem) at December 31, 2006, the basis for this should be clear.

Additionally, please ensure that your impairment testing and disclosure address your capital assets which reflected a $10.6 million balance at 12/31/06 under U.S. GAAP on page F-19.

Closing Comments

As appropriate, please amend your annual report on Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: P. Campagnoni (by facsimile)
        L. Dang
        K. Hiller
        D. Levy
        K. Schuler